SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM 12B-25

                      NOTIFICATION OF LATE FILING

                    COMMISSION FILE NUMBER 0-16271

(Check one):        [ X ] Form 10-K    [   ] Form 11-K     [   ] Form 20-F
                    [   ] Form 10-Q    [   ] Form N-SAR

                   FOR PERIOD ENDED:   JUNE 30, 1996

[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________

                               PART I.

                        REGISTRANT INFORMATION

Full name of registrant:                Continental Health Affiliates, Inc.

Address of principal executive office
(Street and number):                    910 Sylvan Avenue

City, State and Zip Code:               Englewood Cliffs, New Jersey 07632



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                              PART II.

                        RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
     or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III.

                               NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Due to the need for the Company's auditors to satisfy themselves as to issues raised in September, 1996 by state health agencies which might have affected the Company's ability to collect a back Medicaid payment and the eligibility of one of its nursing homes to continue admitting patients under the Medicaid program, as well as reconciliation issues, the Company was unable to transmit its Annual Report on Form 10-K by 5:30 p.m. on September 30, 1996. The Report is being transmitted for receipt in the EDGAR system on October 1, 1996.

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                              PART IV.

                           OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

           Benjamin Geizhals, Esq.    (201) 567-4600, ext. 237

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes [  ] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [ ] Yes [X] No


                        CONTINENTAL HEALTH AFFILIATES, INC.
                       ____________________________________
                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  September 30, 1996                  By: /S/ BENJAMIN GEIZHALS
                                            __________________________
                                                Benjamin Geizhals,
                                                  Vice President

                               ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (SEE 18 U.S.C. 1001).

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